1. Name and Address of Reporting Person
   Beil, Gary W.
   21250 Hawthorne Boulevard, Suite 800
   Torrance, CA 90503
   USA
2. Issuer Name and Ticker or Trading Symbol
   DaVita Inc. (DVA)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   3/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President and Controller
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       03/20/2002 M <F1>        6000        A      $7.0625                     D
Common Stock                       03/20/2002 S <F2>        -2000       D      $25.4518                    D
Common Stock                       03/20/2002 S <F2>        -2000       D      $25.5100                    D
Common Stock                       03/20/2002 S <F2>        -1700       D      $25.4000                    D
Common Stock                       03/20/2002 S <F2>        -300        D      $25.3700                    D
Common Stock                       03/21/2002 M <F1>        6000        A      $7.0625                     D
Common Stock                       03/21/2002 S <F2>        -1000       D      $25.2500                    D
Common Stock                       03/21/2002 S <F2>        -1000       D      $25.0200                    D
Common Stock                       03/21/2002 S <F2>        -1800       D      $25.0500                    D
Common Stock                       03/21/2002 S <F2>        -200        D      $25.1000                    D
Common Stock                       03/21/2002 S <F2>        -2000       D      $25.0000   40000            D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $7.0625  03/20/2002 M <F3>          6000  11/29/2000 11/29/2004 Common  6000     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $7.0625  03/21/2002 M <F3>          6000  11/29/2000 11/29/2004 Common  6000     $0.0000    26000    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
The acquisition of these shares occurred in accordance with a Rule 10b5-1 Sales Plan.
<F2>
The sale of these shares was completed in accordance with a Rule 10b5-1 Sales Plan.
<F3>
The exercise of these options was completed in accordance with a Rule 10b5-1 Sales Plan.

SIGNATURE OF REPORTING PERSON
/s/ Gary W. Beil

DATE
04/10/2002